Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

June 13, 2025

Samantha A. Brutlag, Esq.

Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (the “Registrant”)
	File Nos.:	333-287326
	Funds:	LVIP Invesco Select Equity Income Managed Volatility Fund and LVIP BlackRock Dividend Value Managed Volatility Fund (each a “Fund” collectively, the “Funds”)

To the above-named members of the staff of the Securities and Exchange Commission:

This letter responds to your comments, provided via phone via two separate calls on May 29, 2025, to the Registrant’s registration statement filed on Form N-14 on May 15, 2025, under Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	Please update the dates of the Semi-Annual Reports to be incorporated by reference to June 30, 2024.

A.	The requested revision has been made.

2)	Please confirm that the Standard Class is not included for purposes of the comparison of fees and expenses of the Funds.

A.	The Registrant confirms.

3)	Please remove references to the Standard Class in the discussion of the Funds’ performance and confirm that the bar chart is correct in referencing the Service Class.

A.	The requested revisions have been made and the Registrant confirms that the information presented in this section relates to the Service Class.

4)	Please include the relevant footnote describing secondary performance benchmarks used in the performance tables.

A.	The requested revision has been made.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

5)

Please conform the discussion of the fees and expenses (including waivers) applicable to the Reorganization in the narrative under the heading “Comparison of Fees and Expenses” to the discussion the same in the analogous Q&A section.

A.	The requested revision has been made. The Registrant has updated the narrative under the heading, “Comparison of Fees and Expenses” as follows:

The management fees and expenses before waivers and expense limitations are higher for the Acquiring Fund than for the Acquired Fund. LFI has contractually agreed to reimburse expenses of the Acquiring Fund (as shown in the table below) for two years from the closing date of the Reorganization so that the Acquiring Fund’s net annual fund operating expenses will be no greater than the net annual fund operating expenses of the Acquired Fund. Operating expenses for the Acquiring Fund may increase after two years if this waiver is not renewed

6)	Please clarify the statement, “Both Funds use a managed volatility overlay which is managed by the same sub-adviser.”

A.

The requested revision has been made. The Registration Statement has been updated to read as follows: “Both Funds use a managed volatility overlay which is managed by the same sub-adviser, Schroders (as defined below).”

7)

In the narrative to the section, “Comparison of Investment Advisers and Sub-Advisers,” please name the adviser and sub-adviser to the Acquiring Fund and, in the table, make more apparent that Schroders acts in the same capacity for both Funds.

A.	The requested revision has been made. The table now shows Schroders across the same line. In addition, the narrative to this section has been updated to read as follows:

For both Funds, Lincoln Financial Investments Corporation serves as the Investment Adviser.

For the Acquired Fund, Invesco Advisers, Inc., and Invesco Capital Management LLC are Sub Advisers, with Schroder Investment Management North America Inc. serving as Sub-Adviser for the managed volatility overlay.

For the Acquiring Fund, BlackRock Investment Management, LLC serves as Sub-Adviser with Schroder Investment Management North America Inc. serving as Sub-Adviser for the managed volatility overlay.

8)	In the narrative to the section, “Comparison of Investment Advisers and Sub-Advisers,” please name the adviser and sub-adviser to the Acquired Fund.

A.	The requested revision has been made. Please reference the updated disclosure in response to Comment 7.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

9)	In the narrative to the section, “Comparison of Investment Advisers and Sub-Advisers,” please note that Schroders is sub-adviser to both Funds and will continue to sub-advise the Acquiring Fund.

A.	The requested revision has been made in part. Please reference the updated disclosure in response to Comment 7.

We believe it is clear that no sub-adviser changes are contemplated in connection with the proposal, and believe that stating “and will continue to manage the Acquiring Fund” would incorrectly imply that other aspects of the Acquiring Fund may change upon closing of the Reorganization.

10)	In Part C to the Registration Statement, please correct the date of the Legal Opinion of Counsel.

A.	The requested revision has been made.

11)	Please disclose the quantity, costs and related capital gains related to portfolio transitioning in connection with the proposed Reorganization in the Question and Answers section.

A.

This section has been updated as follows, “It is anticipated that approximately 25% of the Acquired Fund’s holdings will be sold in advance of the Reorganization and the resulting proceeds will be invested in accordance with Acquiring Fund’s principal investment strategies. The brokerage costs associated with portfolio repositioning for the Reorganization are expected to be approximately $160,000, or four basis points of the Acquired Fund’s assets under management.”

12)	If the Acquired Fund has expenses that are subject to recoupment, please confirm that such expense recoupments will not be carried over after the Reorganization.

A.	The Registrant confirms.

13)	Please ensure that footnote four to the expense table is updated to reference only the pro forma expenses.

A.	The requested revision has been made.

14)	Please ensure that all waivers (and associated footnotes) have been reflected in the fee and expense table for the Acquired Fund.

A.	The requested revisions have been made and the associated footnote relating to the Acquired Fund’s operative waiver.

15)	Please confirm in correspondence that the potential recapture of waived expenses is reflected in the fee table.

A.	The Registrant confirms.

16)	Please ensure that the termination date in footnote five is applicable to the Acquiring Fund.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

A.

The requested revisions have been made. The Registrant has updated its disclosure to reflect the respective expiration dates of the respective waivers in footnotes for the Acquiring Fund and pro forma Combined expenses.

17)	Please clarify that the tables under the heading, “Comparison of Fees and Expenses” relate to both the Acquired and Acquiring Funds.

A.

The Registrant has updated its disclosure as follows, “The following table compares the shareholder fees and annual fund operating expenses, expressed as a percentage of net assets (“expense ratios”), of the Funds with the shareholder fees and pro forma expense ratios of the Acquiring Fund.”

18)	Please confirm in correspondence that there have been no material changes to the information presented in the capitalization table.

A.	The Registrant confirms.

19)

Please confirm in correspondence that, pursuant to Reg S-X 6-11(d)(1)(ii), the approximate 25% of the Acquired Fund’s portfolio that will be sold to effect the Reorganization is not the result of differences in the Funds’ investment restrictions.

A.

The Registrant confirms and notes its disclosure in the narrative under the heading, “Comparison of Investment Objectives, Policies and Strategies” which states, “The Funds have the same fundamental investment policies and restrictions.”

20)	Please confirm that the supplemental financial information provided in the Statement of Additional Information complies with the guidance presented in IM-DCFO 2023-02.

A.

The Registrant confirms, and has removed language referencing an annual report including a schedule of investments reflecting the anticipated sale of each portfolio’s holdings in connection with the Reorganization, as this is not applicable to the Reorganization.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Teriana Griggs
Stacey Angel